HORSESHOE GOLD MINING INC. Suite 1713, 808 Nelson Street Vancouver BC Canada V6Z 2H2 Ph. 604 662-4480 Fax 604 685-0553

NEWS RELEASE April 5, 2006

Almaden Minerals Ltd. Trading Symbol: AMM :TSX, AAU : AMEX

Horseshoe Gold Mining Inc. Trading Symbol: HSX :TSX-V

www.almadenminerals.com

Results of Drilling Program and of Soil Sampling and Mapping at the

Fuego Gold-Silver Project, Mexico

Further to the news release of January 12, 2006, Almaden Minerals Ltd. (“Almaden”) and Horseshoe Gold Mining Inc. (“Horseshoe”) are pleased to announce that the drilling program on the Fuego project which started in November 2005, and was reinitiated after a Christmas break in January 2006, has now concluded. In all 15 holes were completed for a total of 2,500 meters of drilling.

The drilling program intersected banded quartz-adularia veining within broad zones of silicification. The veins are hosted within a package of felsic crystal and lithic bearing tuffaceous volcanic rocks. Zones of silicification and quartz veining were intersected in all 15 holes drilled which were collared along roughly 700 meters of strike length. The most significant assays from the program are tabularized below. Gold and silver values are reported in grams per tonne (g/t) and the intervals are reported in meters (m).

Hole #	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)
Hole 1	6.50	10.00	3.50	0.32	60.0
Including	6.00	6.50	0.50	0.70	180.0
Hole 2	128.07	132.20	6.13	1.00	22.0
Hole 3	74.26	74.65	0.39	4.26	100.0
Hole 4	138.00	141.06	3.06	0.55	9.4
Hole 5	75.04	77.70	2.66	1.10	68.5
Hole 6	77.70	79.46	1.76	0.20	29.3
Hole 7	63.09	63.76	0.67	0.31	27.7
Hole 10	86.30	88.00	1.70	0.24	6.8
Hole 11	89.60	95.00	5.40	0.44	33.8
including	91.00	92.00	1.00	1.38	98.2
Hole 14	97.50	97.80	0.30	0.10	142.0
Hole 14	99.00	100.00	1.00	0.91	84.3
Hole 14	104.98	105.68	2.30	0.54	34.5
Hole 15	115.93	118.05	2.12	0.61	59.4
including	116.60	117.22	0.62	1.06	63.7

Almaden and Horseshoe are encouraged by these results which indicate that the vein system is mineralized over a broad strike and dip extent. Geological, geochemical and petrologic studies carried out on the veins intersected in core indicate that the depths at which the vein has been tested are still quite shallow within the hydrothermal system and relative to where high grades are expected. This is in part due to the vein dipping at a shallower angle than expected. Management of both firms are currently reviewing all the data available in order to better understand these results in anticipation of a follow-up drill program designed to test the vein system at greater depths and to target areas highlighted by this first phase drilling.

In addition to diamond drilling along the known extent of the vein system, a geologic mapping, rock-chip and soil sampling program was carried out in January and February 2006 to better define and extend the understanding of the veining and to identify further veins. The soil sampling program defined a gold, silver and antimony in soil anomaly which extends the known trend of gold mineralization by roughly 500 meters. Results from all 286 soil samples taken have been received, including 20 samples which returned over 50 parts per billion (ppb) gold,  20 samples which returned over 100 ppb (0.1 g/t) gold and five samples over 200 ppb (0.2 g/t) gold with a high of 1450 ppb (1.45 g/t) gold.

Almaden’s wholly owned Fuego gold-silver prospect is located in Oaxaca State, Mexico and was identified and staked by Almaden in 2003. Almaden optioned the Fuego property to Horseshoe on terms whereby Horseshoe can earn a 60% interest in the property by spending US$3 Million exploring the Fuego project and issuing 1,000,000 shares of Horseshoe to Almaden. In addition, upon earning a 60% interest in the property, Horseshoe would have 120 days to acquire Almaden's remaining 40% interest in the property in return for a 40% interest in the issued capital of Horseshoe, to be issued by Horseshoe to Almaden at that time.

The Fuego project is road accessible and located in Oaxaca State, roughly 140 kilometers southeast of Oaxaca City. The property covers an area of low-sulphidation epithermal veining exhibiting classic vein textures commensurate with a highly preserved dynamic mineralizing environment. The textures include colloform banded fine grained quartz which has replaced non-crystalline amorphous silica and quartz which has replaced lattice-textured calcite. These textures, along with the low silver to gold ratios and the trace element geochemistry of the veins, are interpreted to be representative of a high level of exposure within the mineralized portion of a low-sulphidation epithermal vein system.

Samples of core from the drill program, split with a diamond saw on site, were been submitted to ALS Chemex’s preparation facility in Mexico from which pulps were sent to ALS Chemex’s North Vancouver facility for analysis. A quality control program was instituted and included the insertion of blanks and standards into the sample stream. Gold analyses were performed using conventional fire assay techniques. Silver and trace element analyses were performed using inductively coupled plasma atomic emission spectroscopy (ICP). Mr. Morgan Poliquin, P.Eng. (B.C.), a qualified person under the meaning of National Instrument 43-101, and a director of Almaden, reviewed the technical information in this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

“James McInnes”

___________________________

________________________

Morgan J. Poliquin, M.Sc., P.Eng.

James E. McInnes, President

Director, Almaden Minerals Ltd.

Horseshoe Gold Mining Inc.

The Toronto Stock Exchange nor the American Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.